Exhibit 99.3

ZenaTech Provides Quantum Computing Update on ‘Clear Sky' Weather Forecasting Project─AI Drone Swarms to Combat Steep Rise in Billion Dollar Extreme Weather Events

Vancouver, British Columbia, (May 27, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today provides an update on its “Clear Sky” project, an R&D initiative soon to be released in a beta application version, that uses multiple AI drones in a drone swarm, and quantum computing for weather forecasting. The goal is to better predict localized weather including extreme weather events for business and government users, saving lives and billions of dollars.

In the coming months, ZenaTech plans to expand its quantum computing project team to 20 by adding at least ten additional specialized engineers. This will accelerate the development and upcoming beta release of Clear Sky in addition to furthering other internal quantum computing projects currently underway.

“Last year, there were 58 separate billion-dollar weather disasters globally, the second highest on record, which includes 27 in the US. Through the Clear Sky project, we will use AI-powered drone swarms and quantum computing to better predict these disasters and fill the critical atmospheric observation gaps of traditional weather data collection and satellite methods,” said CEO of ZenaTech Shaun Passley, Ph.D. “Drones with sensors flying at high altitudes can collect data in real time enabling greater spatial and temporal resolution resulting in more precise, up-to-the-minute weather insights to better anticipate the onset of extreme weather like tornadoes.”

AI-powered drone swarms are an emerging tool in meteorology, offering a transformative approach to weather forecasting by collecting real-time atmospheric data with unprecedented precision and spatial coverage. These multiple autonomous drones coordinate their movements using AI algorithms to sample different layers of the atmosphere simultaneously. Equipped with advanced sensors, they measure key variables such as temperature, humidity, wind speed, and pressure in hard-to-reach or dangerous areas like storm systems or remote regions. The data collected is transmitted in real time to forecasting models, improving the resolution and accuracy of predictions, especially for fast-evolving thunderstorms or tornadoes. By providing high-frequency, localized measurements, AI drone swarms significantly enhance the ability to detect early warning signs and refine short-term and local mesoscale forecasts.

Quantum computing is an emergent field of cutting-edge computer science harnessing the unique qualities of quantum mechanics to solve problems beyond the ability of even the most powerful classical computers of today, to process massively complicated mathematical problems and data at orders of magnitude faster speeds. Quantum computers can analyze vast and complex drone data much faster and more accurately, improving weather predictions and enhancing the ability to forecast extreme events.

There has been a steep rise in the number of billion-dollar weather disasters in recent years. In 2024, extreme weather events—including hurricanes, wildfires, floods, and severe storms—inflicted approximately $417 billion in losses globally according to Gallagher Re’s Natural Catastrophe and Climate Report.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.